UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

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             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        PHARMAKINETICS LABORATORIES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   71713-11-06
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2002

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1 (b)
[x]       Rule 13d-1 (c)
[ ]       Rule 13d-1 (d)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71713-11-06                    13G                   Page 2 of 7 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert A. Mackie, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [ ]
                                                         (b) [x[
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

      NUMBER OF SHARES                  5.  SOLE VOTING POWER: 38,476
      BENEFICIALLY OWNED
      BY EACH REPORTING PERSON WITH     6.  SHARED VOTING POWER: 132,926

                                        7.  SOLE DISPOSITIVE POWER: 38,476

                                        8.  SHARED DISPOSITIVE POWER: 132,926

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 171,402

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*[ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.97%

12.   TYPE OF REPORTING PERSON*: IN

CUSIP NO. 71713-11-06                    13G                   Page 3 of 7 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) [ ]
                                                         (b) [x]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                                        5.  SOLE VOTING POWER: 0

      NUMBER OF SHARES
      BENEFICIALLY OWNED                6.  SHARED VOTING POWER: 132,926
      BY EACH REPORTING PERSON WITH
                                        7.  SOLE DISPOSITIVE POWER: 0

                                        8.  SHARED DISPOSITIVE POWER: 132,926

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 132,926

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*[ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.33%

12.   TYPE OF REPORTING PERSON*: BD

CUSIP NO. 71713-11-06                    13G                   Page 4 of 7 Pages


         Schedule 13G of Robert A. Mackie, Jr. and R.A. Mackie & Co., L.P. with respect to the Class A common stock (the "Common Shares") of Pharmakinetics Laboratories, Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Pharmakinetics Laboratories, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  302 West Fayette Street, Baltimore, Maryland 21201

ITEM 2 (a)        NAME OF PERSON FILING:
                  Robert A.  Mackie, Jr.
                  R.A. Mackie & Co., L.P.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  18 North Astor Street, Irvington, New York 10533.

ITEM 2 (c)        CITIZENSHIP:
                  R.A. Mackie & Co., L.P. is a Delaware limited partnership.
                  Robert A. Mackie, Jr. is a United States citizen

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:
                  71713-11-06

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) (x) Broker or Dealer registered under Section 15 of the
                          Securities Exchange Act of 1934 (the "Act")

                  (b) ( ) Bank as defined in Section 3(a)(6) of the Act

                  (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) ( ) Investment Company registered under Section 8 of the
                          Investment Company Act of 1940

                  (e) ( ) An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) ( ) An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) ( ) A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) ( ) A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.[x]

CUSIP NO. 71713-11-06                    13G                   Page 5 of 7 Pages

ITEM 4.   OWNERSHIP

               (a)  Amount Beneficially Owned: 171,402

               (b) Percentage of Class: 6.97% (based on the 2,496,129 shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002).

               (c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 38,476 (ii) shared power to vote or to direct the vote: 132,926 (iii) sole power to dispose or to direct the disposition of : 38,476 (iv) shared power to dispose to direct the disposition of: 132,926

          Mr. Mackie is the beneficial and sole owner of 38,476 shares of Common Stock. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 132,926 shares of Common Stock of the Company.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not
                  applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
            ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

CUSIP NO. 71713-11-06                    13G                   Page 6 of 7 Pages


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 71713-11-06                    13G                   Page 7 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

                                                        R.A. MACKIE & CO., L.P.

   /s/ Robert A. Mackie, Jr.                    By:     /s/ Robert A. Mackie,Jr.
       Robert A. Mackie, Jr.                                Robert A. Mackie,Jr.
                                                            General Partner